EXHIBIT 11.1

Computation of Earnings Per Share

The following summarizes the weighted average common shares issued and outstanding for the years ended December 31, 2007 and 2006:

	2007	2006
Common and common equivalent shares outstanding:
Historical common equivalent	$20,433,321	$12,378,657
Weighted average common shares issues during period	—	4,988,940

Weighted average common shares outstanding – basic and diluted	20,433,321	17,367,597

Net Loss	$(1,765,795)	$(1,829,202)

Net loss per basic and diluted share	$(0.09)	$(0.11)

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method.

Warrants to purchase 8,967,164 and 9,276,998 common shares as of December 31, 2007 and 2006, respectively, were excluded from the treasury stock calculation because they were anti-dilutive due to the Company’s net losses.